IMC-Chicago, LLC

Statement of Financial Condition

December 31, 2023
Available for Public Inspection

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52600

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **IMC-Chicago, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

233 South Wacker Drive, #4300
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Nowicki	(312) 204-7442	paul.nowicki@imc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

One North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Paul Nowicki, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IMC-Chicago, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JULIA BADGER
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 19, 2025

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IMC-Chicago, LLC
Index
December 31, 2023



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of IMC-Chicago, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of IMC-Chicago, LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2024

We have served as the Company's auditor since 2009.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, www.pwc.com/us

IMC-Chicago, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	2,879,424
Receivable from clearing brokers		11,172
Securities owned, at fair value		18,162,363,019
Dividends receivable		12,703,694
Interest receivable		240,872
Receivable from affiliates		14,804
Other assets		14,171,772
Right of Use Assets - Operating		16,145,629
Memberships in exchanges, at cost (fair value $1,554,000)		1,504,000
Equipment, hardware and leasehold improvements		
(net of accumulated depreciation and amortization of $72,146,908)		38,016,904
Total assets	$	18,248,051,290

Liabilities and Member's Capital

Liabilities

Securities sold, not yet purchased, at fair value	$	15,941,339,912
Payable to clearing brokers		1,629,325,331
Dividends payable		4,977,511
Accrued compensation		268,828,008
Payable to affiliates		71,063,534
Right of Use Liabilities - Operating		28,683,908
Accounts payable and accrued expenses		81,558,477
Total liabilities		18,025,776,681
Member's capital		222,274,609
Total liabilities and member's capital	$	18,248,051,290

The accompanying notes are an integral part of the statement of financial condition.

IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2023

1.   Organization and Summary of Significant Accounting Policies

Organization

IMC-Chicago, LLC's (the "Company") primary business is to conduct proprietary trading of securities and options on securities as a registered market maker. The Company is a wholly owned subsidiary of IMC Americas, Inc. (the "Parent"), which is ultimately a wholly owned subsidiary of IMC B.V. (the "Ultimate Parent"). The Company is an Illinois limited liability company established on April 27, 2000. The Company's principal operations are located in Chicago, Illinois.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Chicago Board Options Exchange ("CBOE"), and various exchanges. The Company does not trade on behalf of customers and effects transactions only with other registered broker-dealers and other exchange members. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation.

Cash

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Memberships in Exchanges

Memberships in exchanges which represent only the right to conduct business on the exchange are accounted for as indefinite life intangible assets which are reviewed annually for impairment. Memberships in exchanges that represent ownership interests in an exchange and provide the Company the right to conduct business on the exchange are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The disclosure of the fair market value of the exchange memberships is based on recent sales, where available.

Income Taxes

For purposes of federal and state income taxes, the Company's status as a separate tax entity is disregarded. As such, the operations of the Company are treated as held directly by its sole member, the Parent. Accordingly, the Parent is responsible for reporting the Company's taxable income or loss and has elected not to push down the effects of income taxes to the Company. There are no tax sharing arrangements between the Company and the Parent. Additionally, there are no obligations for the Company to fund the tax liabilities of the Parent. The Company is included in the consolidated federal and state income tax returns filed by the Parent.

Equipment, Hardware and Leasehold Improvements

Equipment, hardware, furniture and fixtures, and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which are three years for equipment and hardware and the lesser of the useful life of the asset, five years for furniture and fixtures and the lesser of the useful life of the asset, or lease term for leasehold improvements.

Receivable from and Payable to Clearing Brokers

Receivable from and payable to clearing brokers on the statement of financial condition includes cash held on deposit at the clearing brokers for open positions, amounts due to/from brokers for the net settlement of trades and variation margin for open future positions. The Company may obtain short-term financing from its brokers through borrowing against its proprietary positions, subject to collateral maintenance requirements.

Other Assets

Other assets on the statement of financial condition includes prepayments and receivables from third parties.

Securities Owned and Securities Sold, not yet purchased

Substantially all of the Company's securities owned and securities sold, not yet purchased, are held at major financial institutions which are permitted by contract or custom to sell or repledge these securities. Securities owned and securities sold, not yet purchased are reflected in the statement of financial condition at fair value (see Note 2).

Financial Instruments

Management estimates the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2023

Foreign Currency

Securities and cash deposits with brokers denominated in foreign currencies are translated into U.S. dollar amounts at the spot rate on the date of valuation. Purchases and sales of securities denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Company does not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ significantly from those estimates.

Financial assets measured at amortized cost are to be presented at the net amount expected to be collected utilizing the current expected credit loss methodology to estimate expected credit losses over the remaining expected life of the financial assets. The Company adopted the updated guidance on January 1, 2020 on a modified retrospective basis. Expected credit losses are measured based on historical experience, current conditions and forecasts that impact the collectability of the amount. The guidance only impacts the Company's financial instruments recorded at amortized cost such as receivable from brokers, dealers, and clearing organizations. This does not have a material impact on the Company's financial condition or regulatory requirements.

2. **Fair Value of Financial Instruments**

The guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. As of December 31, 2023, the Company did not own any financial assets or liabilities that would be considered Level 3 within the hierarchy described above.

All securities held at December 31, 2023 are part of the Company's proprietary trading strategy. The following table presents securities owned at fair value as of December 31, 2023:

Description	December 31, 2023		Quoted Prices in Active Markets for Identical Assets Level 1		Significant Other Inputs Level 2		Significant Unobservable Inputs Level 3	
Assets:								
Equity securities & exchange traded funds	$	3,272,635,713	$	3,272,635,713	$	-	$	-
Options		14,889,727,306		14,889,727,306		-		-
Futures[1]		2,487,202		2,487,202		-		-
Total	$	18,164,850,221	$	18,164,850,221	$	-	$	-
Liabilities:								
Equity securities & exchange traded funds	$	1,062,296,625	$	1,062,296,625	$	-	$	-
Options		14,879,043,287		14,879,043,287		-		-
Futures[1]		70,461,457		70,461,457		-		-
Total	$	16,011,801,369	$	16,011,801,369	$	-	$	-

[1] Represents unrealized appreciation on futures which is included net in Payable to clearing brokers on the statement of financial condition.

There were no significant transfers of financial instruments from Level 1 or Level 2 to Level 3 during the year ended December 31, 2023.

IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2023

3. **Fixed Assets**

Equipment and leasehold improvements at December 31, 2023 comprised the following:

Computers	$	87,650,999
Leasehold improvements		15,256,579
Furniture & fixtures		4,279,261
Software		2,976,973
Accumulated depreciation		(72,146,908)
	$	38,016,904

4. **Derivative and Hedging Activities**

The Company is subject to the authoritative guidance regarding derivative and hedging disclosures. This guidance is intended to enhance statement of financial condition disclosure for derivative instruments and hedging activities and enable investors to better understand: a) how and why the Company uses derivative instruments; b) how derivative instruments are accounted for; and c) how derivative instruments affect the Company's financial position. The Company records derivative instruments at fair value. Even though the Company's investment in derivatives may represent economic hedges, under this guidance they are considered to be non-hedge transactions for financial reporting purposes.

The derivatives used by the Company are subject to various risks similar to those related to the underlying financial instruments, including market risk. The Company uses these instruments in the normal course of its business to take proprietary trading positions and to manage market risk. The Company recognizes all of its derivative contracts as either assets or liabilities on the statement of financial condition at fair value.

The Company transacts in derivative financial instruments, including exchange-traded options and futures. These are instruments whose values are based, in part, upon underlying assets, indices or reference rates, or a combination of these factors, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Exchange-traded derivative financial instruments are standardized and include futures and certain options contracts.

Options are contracts that grant the holder of the option, in return for payment of the purchase price (the "premium"), the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options, changes in interest rates and market volatility (as applicable). Options written by the Company do not give rise to counterparty credit risk in excess of any unpaid premium because, if exercised by the counterparty they obligate the Company, not its counterparty, to perform. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until their expiration date, regardless of the changes in their value or the Company's investment strategy. The Company attempts to manage market risk in accordance with risk limits set by the Company by buying or selling instruments or entering into offsetting positions.

The Company is exposed to interest rate risk when there is an unfavorable change in the value of investments as a result of adverse movements in market interest rates. The Company entered into interest rate swaps to help mitigate this risk. Interest rates swaps are contracts in which counterparties exchange different rates of interest on a specified notional amount for a specified period of time. The payment flows are usually netted against each other, with the difference paid by on party to another.

IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2023

The following table sets forth the fair value and the number of the Company's derivative contracts by underlying investment type as of December 31, 2023. Gross derivative contracts in the table below exclude the effect of netting and do not represent the Company's actual exposure which may ultimately be reduced by netting agreements.

	Derivative Assets	Derivative Liabilities	Number of Contracts
Options	$ 14,889,727,306	$ 14,879,043,287	19,898,839
Futures	2,487,202	70,461,457	113,204
Gross fair value of derivative contracts	$ 14,892,214,508	$ 14,949,504,744	20,012,043
Amounts that have been offset in the statement of financial condition counterparty netting[(1)(3)]	(2,487,202)	(2,487,202)	
Net derivative contracts presented in the statement of financial condition	14,889,727,306	14,947,017,542	
Amounts that have not been offset in the statement of financial condition[(2)(3)]	(14,889,727,306)	(14,889,727,306)	
Net Exposure	$ -	$ 57,290,236	

[(1)] Amounts relate to master netting arrangements and collateral arrangements which have been determined by management to be legally enforceable in the event of default. Amounts are reported on a net basis in the statement of financial condition when criteria are met in accordance with applicable accounting guidance on offsetting.

[(2)] Amounts relate to master netting arrangements and collateral arrangements which have been determined by management to be legally enforceable in the event of default. The Company may have both derivative and non-derivative activities with the same clearing broker.

[(3)] For purposes of the above disclosure, the Company has assumed that collateral would first be applied to derivative transactions. The collateral amounts may exceed the related net amounts of financial assets and liabilities presented in the statement of financial condition. Where this is the case, the total amount reported is limited to the net amounts of financial assets and liabilities.

The fair values of options in the table above are reflected in securities owned and securities sold, not yet purchased, at fair value on the statement of financial condition. The fair values of futures are presented gross in the table above and are recorded net in payable to clearing brokers on the statement of financial condition. The number of open contracts as of December 31, 2023 approximates the number of outstanding contracts throughout the year.

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 5).

5. **Risk Management**

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities, exchange traded funds, options, futures, and U.S. treasury securities. Settlement of these transactions generally takes place in the United States through clearing brokers utilized by the Company. These instruments are typically transacted on a highly leveraged basis and involve elements of market and credit risk that may exceed the amounts reflected on the statement of financial condition. Market risk arises from fluctuations in interest rates, volatilities, foreign exchange rates, future dividend expectations and equity prices.

Securities sold, not yet purchased, at fair value represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected on the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected on the statement of financial condition.

The Company generally invests on a highly leveraged basis, through margin and borrowing arrangements and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses. Leverage through margin borrowings requires collateral to be posted with the Company's brokers. The Company's brokers generally have broad discretionary authority over valuing the collateral posted and requiring the posting of additional collateral. The brokers may have the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to sell assets at a time when the Company would not otherwise choose to do so.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC or the CBOE.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the obligations of another member who may default on its obligation to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The cash balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation insurance coverage, also subject the Company to a concentration of credit risk. The Company attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by regularly monitoring the credit ratings of such financial institutions.

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company. As a registered broker-dealer and a registered market maker, the Company is subject to comprehensive statutes, regulations and other requirements. The effect of any future regulatory change or other regulatory action by any regulator or self-regulatory organization, whether in the ordinary course or the result of an extraordinary market event, could be significant.

6. Subordinated Borrowings

The Company has a subordinated revolving loan agreement with one bank. The original agreement was entered into on May 21, 2018, and was amended on April 13, 2023. The loan provided for maximum borrowings of $23,000,000. The commitment period for the subordinated revolving loan extended to June 5, 2024, with a maturity date of June 5, 2025. The loan borrowings under the revolving loan bear interest with reference to either the Base Rate, plus 225 basis points or term SOFR plus the SOFR Adjustment, plus 500 basis points, at the Company's election.

The subordinated borrowings can be treated as an addback to the Company's net capital under the SEC Rule 15c3-1 (the "Net Capital Rule") and may be repaid only if the Company continues to meet minimum net capital and other prepayment and repayment requirements as defined in the Net Capital Rule after giving effect to such prepayment or repayment and after receipt of approval from the SEC and other regulatory bodies to make such payment.

The revolving loan is subject to a number of restrictive covenants that, in part, limit the ability of the Company to create liens on assets, engage in mergers and consolidations, incur indebtedness for borrowed money, declare dividends, or dispose of assets. The financial covenants under the loan require the Company to maintain a minimum amount of tangible net worth, as defined in the amended loan documents, not to be less than $75,000,000; to maintain a total maximum senior debt to total capitalization ratio, as defined in the loan documents, of no more than 0.23 to 1; and to maintain excess net capital, as defined in the loan documents, of no less than the greater of $10,000,000 or 120% of the minimum amount of Excess Net Capital required by the SEC.

7. Leases

The Company has operating leases for certain office space under a noncancelable lease expiring in 2033. In addition, the Company's operating leases contain software and trading, communication and information technology systems from various service providers. The Company's leases have remaining lease terms of less than one year to ten years.

The Company determines if an arrangement is an operating lease at inception. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition. All other operating leases are recorded on the statement of financial condition with right-of-use assets representing the right to use the underlying asset for the lease term and lease liability representing the obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The right-of-use assets represent the lease liabilities, plus any lease payments made at or before the commencement date, less any lease incentives received. If a lease does not provide an implicit rate, the Company uses its incremental secured borrowing rate, adjusted for the maturity date, based on information available at the commencement date in determining the present value of lease payments. Lease agreements with lease and non-lease components are accounted for as a single lease component.

During the year, the Company entered into one new operating lease and amended one operating lease. On December 31, 2023, right-of-use assets and lease liabilities were $16,145,629 and $28,683,908, respectively, representing the present value of future lease payments with terms greater than 12 months primarily related to leases of office rent, software, and trading, communication and information systems equipment.

	Right of Use Assets Operating	Right of Use Liabilities Operating
Beginning balance December 31, 2022	$ 21,929,880	$ 32,462,647
New operating leases	477,960	477,960
Amended operating leases	360,048	360,048
Amortization	(6,622,259)	(4,616,747)
Ending balance December 31, 2023	$ 16,145,629	$ 28,683,908

IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2023

Future minimum lease payments as of December 31, 2023 are as follows:

Year ending December 31, 2023	IT Infrastructure Leases		Office Leases		Total	
2024	$	2,631,003	$	3,277,994	$	5,908,997
2025		521,735		3,365,820		3,887,555
2026		405,337		3,455,744		3,861,081
2027		204,676		3,206,511		3,411,187
2028		-		4,002,383		4,002,383
Thereafter		-		17,233,955		17,233,955
Total lease payments	$	3,762,751	$	34,542,407	$	38,305,158
Less: Interest		219,277		9,401,973		9,621,250
Present value of lease liabilities	$	3,543,474	$	25,140,434	$	28,683,908

The weighted average remaining lease term and discount rate as of December 31, 2023 were as follows:

Weighted average remaining lease term (years) - Operating leases	6.44
Weighted average discount rate - Operating leases	6.75%

The terms of the Company's office space lease required a deposit of $1,270,000 which the Company satisfied by providing the lessor a standby letter of credit from a financial institution in the amount of $1,270,000. The letter of credit was issued on April 2, 2019 and amended on May 4, 2022 and is extended on an annual basis, unless the financial institution provides notifications indicating otherwise. As of May 4, 2022, the letter of credit requirement will remain in the amount of $820,000 and reduce by $164,000 annually for three years starting in 2030. As of December 31, 2023, the letter of credit is collateralized by $820,000 of certificates of deposits with the financial institution.

8. **Contingent Liabilities**

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts are not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote. As such, the Company believes the amount for which it could be liable, if any, will not have a material adverse effect on the statement of financial condition.

9. **Brokerage, Clearance, and Exchange Fees**

At December 31, 2023, the amounts due from / to counterparties in relation to Brokerage, Clearance, and Exchange Fees, recorded net by counterparty, were $6,859,732 in other assets and $57,177,890 in accounts payable and accrued expenses on the statement of financial condition.

10. **Related Parties**

The Company maintains written Service Level Agreements and Software License Agreements with various affiliates. Agreements between the Company and affiliates may be amended, modified, supplemented, or restated in the normal course of business. The services primarily include the usage of trading infrastructure and usage of trading resources. In addition, the Company receives services for marketing and communication, and support services. Reimbursement under these agreements occurs on a monthly basis. In addition, the Company requests reimbursement from affiliates for global infrastructure costs the Company has incurred on behalf of these entities.

At December 31, 2023, the amounts due from / to affiliates consist of the following:

Receivables/(payables) from/to affiliates:		
IMC Trading BV	$	(3,032,826)
IMC BV and other affiliates		(61,737,124)
Stockbridge, Inc. affiliates		(59,437,531)
	$	(124,207,481)

11. **Net Capital Requirements**

The Company is subject to the net capital requirements of the Net Capital Rule. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items, as defined. At December 31, 2023, the Company had net capital of $418,351,827 which was $417,351,827 in excess of its required net capital of $1,000,000.

12. **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 28, 2024, which is the date the statement of financial condition was available to be issued and noted no subsequent events requiring disclosure.